As filed with the Securities and Exchange Commission on June 27, 2006.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

AEGON USA, INC. PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON USA, Inc. Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AEGON USA, Inc. Profit Sharing Plan

Year Ended December 31, 2005

AEGON USA, Inc. Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON USA, Inc. Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AEGON USA, Inc. Profit Sharing Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa

May 5, 2006

AEGON USA, Inc. Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$1,073,412,615	$1,012,489,659

Net assets available for benefits	$1,073,412,615	$1,012,489,659

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Statement of Changes in Net Assets

Available for Benefits

Year Ended December 31, 2005

Changes in net assets attributed to:
Investment income:
Interest and dividends	$15,012,041
Net realized and change in unrealized appreciation in fair values of investments	64,023,527

79,035,568

Contributions:
Company	17,798,072
Participants	43,720,583

61,518,655

Transfers of net assets from other plans	4,543,242
Transfers of assets resulting from a plan merger	1,939,022

6,482,264

Total changes attributed to investment income, contributions, and transfers	147,036,487

Benefits paid to participants	86,113,531

Net increase	60,922,956

Net assets available for benefits at beginning of year	1,012,489,659

Net assets available for benefits at end of year	$1,073,412,615

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The following description of the AEGON USA, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of AEGON USA, Inc. (the Company), including subsidiaries. The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Transfers of Net Assets From Other Plans

Participants may contribute up to 25% of pretax annual compensation to the Plan, subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may direct the investment of their contributions into any of the Plan’s fund options.

The Company matches 100% of the elective contributions of participants up to 3% of their eligible compensation.

Transfers of net assets from other plans are transferred at fair value as of the date of transfer.

Plan Amendments

The Company adopted amendments to the Plan on January 26, 2004, December 8, 2004, and October 31, 2005, and restated the Plan as of January 1, 2003. The amendments include the vesting up of certain groups, as noted in the following paragraphs, in addition to reducing the number of allowable outstanding loans, providing for partial distributions, and providing for automatic rollovers.

Effective October 1, 2003, the Company sold Transamerica Real Estate Tax Service, Inc. and Transamerica Flood Hazard Certification, Inc. Substantially all participants who were employees of the sold companies became fully vested in the Plan.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Effective January 14, 2004, the Company sold Transamerica Finance Corporation and Transamerica Leasing Inc & affiliates. Substantially all participants who were employees of the sold companies became fully vested in the Plan.

Eligibility

Each employee is eligible to participate in the Plan following completion of six months of employment, as long as the employee works at least 1,000 hours per year.

Participant Accounts

Each participant’s account consists of (a) elective contributions, (b) Company contributions, (c) earnings on the investment alternatives, and (d) allocations of forfeitures of former participants’ non-vested accounts prior to 1987.

Contributions by the Company and participants are allocated to each employee biweekly. Earnings on the investment alternatives are allocated to each participant’s account daily based on their investment in each fund.

Participants may change their future investment designation at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The value of the participant’s contributions is fully vested at all times. Participants vest in company contributions according to a four-year graded vesting schedule. Any forfeited amounts will be used to reduce the Company’s contributions. Forfeitures of $249,593 and $842,770 were used to reduce the Company’s contributions for the years ended December 31, 2005 and 2004, respectively. Nonvested forfeited balances were $29,169 and $48,160 at December 31, 2005 and 2004, respectively.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA and the Internal Revenue Code (the Code). Upon termination of the Plan, each participant becomes fully vested and receives the appropriate allocation of the Plan’s liquidated assets.

Payment of Benefits

The accrued benefit of a plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. Participants or their beneficiaries may elect to receive their benefits either in a lump sum, joint and survivor annuity, or in monthly, quarterly, semiannual, or annual payments. Effective January 1, 2005, the Plan permits partial distributions of account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (TFLIC), a wholly owned subsidiary of the Company. The separate accounts of TFLIC are valued at fair value, as reported by TFLIC. The investments in the general account, which are fully benefit-responsive, are valued at contract value, as reported by TFLIC. The TFLIC general account contract value represents contributions made under the contract, plus interest accrued at the contract rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

The TFLIC general account accrues interest at 4.25% and 3.50% as of December 31, 2005 and 2004, respectively. Quarterly, an interest rate is declared for the TFLIC general account that applies to contributions received during the quarter. The interest rate is guaranteed until the end of the year. The contract value approximates fair value.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The TFLIC separate accounts, Diversified Investment Advisors (DIA) collective trust, and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds, and high quality short to intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The Plan values the TFLIC separate accounts, DIA collective trust, and AEGON N.V. common stock fund at the unit value of each fund.

The Plan reports the marketable securities in the Personal Choice Retirement Account, which include common stocks, mutual funds, bonds, and money market funds at fair value.

The Plan values participant loans at their unpaid principal balance, which is not materially different from fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

Investments that exceed 5% of plan net assets are as follows:

	December 31
	2005	2004
General account of TFLIC, at contract value:
Stable Fund	$298,085,164	$290,201,891
Separate accounts of TFLIC, at fair value:
Equity Growth Fund	126,645,337	129,820,305
Value Income Fund	73,281,150	67,029,008
Shares of Diversified Investment Advisors Collective Trust – Stock Index Fund, at fair value	116,795,420	115,227,318
AEGON N.V. Common Stock, at fair value	137,735,930	121,107,859

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $64,023,527 as follows:

Separate accounts	$36,431,668
Common stock/mutual funds	27,591,859

$64,023,527

4. Participant Loans Receivable

The Plan provides for loans to active participants. Loans are considered a participant’s directed investment of the participant’s account. The loan is a trust investment, but only the borrowing participant’s account shares in the interest paid on the loan and bears any expense or loss incurred because of the loan. The loans bear interest at rates established by the trustees. Effective January 1, 2005, participants may have only two loans outstanding at the same time. The Plan grandfathered participants who had more than two loans outstanding at the same time.

5. Transactions With Parties in Interest

In addition to the transactions discussed in Notes 2 and 3, the Company provides all administrative services at no charge to the Plan. The Company does not determine the cost of such services.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 28, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Code requires the Plan to operate in conformity with the Code to maintain its tax-qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

AEGON USA, Inc. Profit Sharing Plan

E.I.N. 42-1310237

Plan 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Unallocated insurance contract – general account
Transamerica Financial Life Insurance Company*	Deposits in unallocated contracts in general account of insurance company – Stable Fund		$298,085,164

Separate accounts of insurance company
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Mid Cap Value Fund		23,900,012
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Equity Growth Fund		126,645,337
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Core Bond Fund		30,000,223
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Value Income Fund		73,281,150
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – International Equity Fund		43,214,028
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Quality Bond Fund		14,965,567
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Special Equity Fund		48,056,707
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Growth and Income Fund		35,650,274
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short Horizon Strategic Allocation Fund		6,222,769
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short/ Intermediate Horizon Strategic Allocation Fund		3,081,824
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate Horizon Strategic Allocation Fund		24,081,752

AEGON USA, Inc. Profit Sharing Plan

E.I.N. 42-1310237

Plan 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Separate accounts of insurance company (continued)
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate/ Long Horizon Strategic Allocation Fund		$17,249,023
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Long Horizon Strategic Allocation Fund		9,957,427
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Yield Bond Fund		9,133,996
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Aggressive Equity Fund		9,454,130

Total separate accounts of insurance company			474,894,219

Diversified Investment Advisors Collective Trust*	Shares of collective trust – Stock Index Fund		116,795,420

Common stocks
AEGON N.V. Common Stock:
AEGON N.V.*	8,267,346 shares of common stock		137,735,930

Personal Choice Retirement Account			21,441,694

Participant loans receivable	Loans to participants with maturities of 5 years and interest rates ranging from 4% to 14.42%		24,460,188

Total investments			$1,073,412,615

*	Indicates party in interest to the Plan.
**	Not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA INC. PROFIT SHARING PLAN

By:	/s/ Brenda Clancy
Name:	Brenda K. Clancy
Title:	Executive Vice President
Chief Operating Officer
AEGON USA, Inc.

June 23, 2006